UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

RBC Bearings Incorporated

(Exact name of registrant as specified in its charter)

Delaware	001-40840
(State or other jurisdiction	(Commission File Number)
of incorporation or organization)

One Tribology Center Oxford, CT
(Address of principal executive offices)

John J. Feeney, (203) 267-7001

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

RBC Bearings Incorporated (the “Company,” “we” or “us”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period January 1, 2025 through December 31, 2025.

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain conflict minerals (as defined below) are necessary to the functionality or production of such products. As defined in Form SD and as used herein, “conflict minerals” means: (i)(a) columbite-tantalite (or coltan), (b) cassiterite, (c) gold and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country” as defined in Form SD (collectively, the “Covered Countries”).

The Company primarily serves the aerospace/defense market and the industrial market. Products we manufacture for the aerospace/defense market include bearings and engineered components for use in commercial, private and military aircraft and aircraft engines, guided weaponry, satellites, vision and optical systems, and military marine and ground applications. Products we manufacture for the industrial market include bearings, gearing and engineered components for a wide range of diversified industrial markets, including construction and mining, oil and natural resource extraction, heavy truck, aggregates, rail and train, food and beverage, packaging and canning, material handling, semiconductor machinery, wind, and the general industrial markets.

The Company made inquiry to all necessary purchasing and product engineering personnel at all its divisions and subsidiaries worldwide to review material content data forms, product and component engineering specifications, bills of materials, product part codes, material certifications received, and published industry material specifications in order to (i) determine the metal composition of products and product components that are manufactured or contracted to be manufactured by the Company, and (ii) obtain information regarding the vendors of such metals.

While it was determined that the Company does not utilize gold in any of the products it manufactures or contracts to manufacture, we did identify raw materials and components containing tin, tantalum and tungsten, and all of the Company’s divisions and subsidiaries were required to provide vendor information for purchases of such raw materials or components containing these metals.

As a result of these determinations, the Company conducted a reasonable country of origin inquiry with respect to the identified conflict minerals in accordance with Rule 13p-1. This reasonable country of origin inquiry was based on the Organisation for Economic Co-operation and Development’s framework, OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

The Company has an enterprise license to utilize an industry accepted standard system that is tailored to track the requests sent out to vendors and follow up on requests that were not answered in a timely manner. These requests asked the Company’s vendors to complete a standardized reporting template developed by the Responsible Minerals Initiative (RMI) (formerly the Conflict-Free Sourcing Initiative), an initiative of the Responsible Business Alliance and the Global e-Sustainability Initiative, which facilitates the transfer of relevant and necessary information through the supply chain regarding mineral country of origin and smelters and refiners being utilized.

Requests were sent to vendors supplying the Company’s divisions and subsidiaries with raw materials or components containing tin, tantalum and tungsten. The Company relied upon the answers provided by vendors on the RMI reporting template to determine the country of origin of the tin, tantalum and tungsten mineral and country of origin of smelters and refiners being utilized with respect to such raw materials or components.

Conflict Minerals Disclosure

Based on a review and assessment of the responses received from the vendors that provided tin, tantalum and tungsten to the Company, the Company has no reason to believe that its necessary conflict minerals may have originated in any of the Covered Countries.

Where vendors provided a conflict minerals disclosure that relates to all of the vendor’s conflict mineral sourcing at an entity-wide level and is not specific to the materials supplied to us, we are unable to determine with certainty the smelters from which the conflict minerals in the specific materials supplied to us were sourced. As a result, we are unable to determine with certainty the country of origin or the specific facilities used to produce the conflict minerals in question.

This Conflict Minerals Disclosure is available on the “Investor Relations” section of the Company’s website at https://www.rbcbearings.com.

Item 1.02 Exhibits – Not Applicable

Section 3 – Exhibits

Item 3.01 Exhibits - Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RBC Bearings Incorporated

By:	/s/ John J. Feeney	Date: June 1, 2026
Name:	John J. Feeney
Title:	Vice President, General Counsel & Secretary

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